Cadwalader, Wickersham & Taft LLP 200 Liberty Street, New York, NY 10281 Tel +1 212 504 6000 Fax +1 212 504 6666 www.cadwalader.com

October 23, 2018

Arthur C. Sandel, Esq.
United States Securities and Exchange Commission
Office of Structured Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Credit Suisse Commercial Mortgage Securities Corp. Registration Statement on Form SF-3

Filed August 28, 2018

File No. 333-227081

Dear Mr. Sandel:

We are counsel to Credit Suisse Commercial Mortgage Securities Corp. (the “Registrant”). We have reviewed the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission provided to Charles Y. Lee by letter on September 24, 2018. We have also discussed the Staff’s comment with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement (the “Amendment No. 1”) submitted herewith.

For your convenience, the Staff’s comment is repeated in italics below, followed by the Registrant’s responses.

1.	In discussing the appropriateness of your asset review trigger, you refer to prior pools of commercial mortgage loans for which Column Financial, Inc. (or its predecessors) was a sponsor in a public offering of CMBS, and you include a placeholder on page 303 for “the highest percentage of loans that were delinquent at least 60 days at the end of any [reporting period] between January 1, 2010 and [INSERT A DATE NO LATER THAN 135 DAYS OF THE DATE OF FIRST USE OF THE PROSPECTUS].” However, your recent Rule 424 prospectuses (e.g., CSAIL 2018-CX11 Commercial Mortgage Trust) instead disclose the highest delinquency rate for reporting periods occurring during the most recent four to five calendar years. Please confirm that you intend to use a fixed start date of January 1, 2010 in your Rule 424 prospectuses going forward, or revise your form of prospectus to reflect the reporting periods for which you intend to disclose the highest delinquency rate.

Robert Kim   Tel 212-504-6258   Fax +1 212 504-6666   robert.kim@cwt.com

Arthur C. Sandel, Esq.
October 23, 2018

The Registrant has modified the relevant provision in response to the Staff’s comment to refer to a date no more than five years prior to the calendar quarter in which the securitization occurs.

3.	Your description of the review materials to be provided to the asset representations reviewer deviates significantly from the corresponding disclosure in your recent Rule 424 prospectuses (e.g., CSAIL 2018-CX11 Commercial Mortgage Trust). Please revise your form of prospectus to reflect the disclosure that you intend to include in your Rule 424 prospectuses going forward, or confirm that you intend to conform your future Rule 424 prospectuses to the disclosure in your form of prospectus.

The Registrant has modified its description of the review materials to be provided to the asset representations reviewer to reflect the corresponding disclosure provided in its most recent Rule 424 prospectus in response to the Staff’s comment.

4.	We noted various changes to the dispute resolution provisions in your recent Rule 424 prospectuses that are not included in your form of prospectus. For example, the Rule 424 prospectus for CSAIL 2018-CX11 Commercial Mortgage Trust includes additional disclosure indicating that, upon the occurrence of a resolution failure with respect to a repurchase request, certificateholders will be polled about whether they agree or disagree with the enforcing servicer’s proposed course of action, and describing the steps to be undertaken by the certificate administrator in respect of responses from certificateholders. Please revise your form of prospectus to include any such disclosure that you intend to include in your Rule 424 prospectuses going forward, or confirm that you intend to conform your future Rule 424 prospectuses to the disclosure in your form of prospectus.

The Registrant has modified its description of the dispute resolution provisions to reflect the corresponding disclosure in its most recent Rule 424 prospectus in response to the Staff’s comment.

Included with this letter for your convenience are change pages of Amendment No. 1 marked to show changes implemented in response to the requests of the Staff.

Arthur C. Sandel, Esq.
October 23, 2018

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Robert Kim

cc:	Charles Y. Lee
Sarah A. Nelson, Esq.